UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

IntraLase Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461169104

(CUSIP Number)

Advanced Medical Optics, Inc.

Aimee S. Weisner, Esq.

Corporate Vice President, General Counsel and Secretary

1700 E. St. Andrew Place

Santa Ana, California 92705

(714) 247-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Brian J. McCarthy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

January 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46169104

1.	Names of Reporting Persons. Advanced Medical Optics, Inc. ("AMO") 33-0986820 I.R.S. Identification Nos. of above persons (entities only) 33-0986820

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 2,214,680(1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,214,680(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)           Pursuant to the Voting Agreement described below, AMO may be deemed to have beneficial ownership of IntraLase Corp. common stock outstanding on the record date of any such vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreement.  Based on 28,888,487 shares of IntraLase Corp. common stock outstanding as of December 31, 2006 as set forth in the Merger Agreement (as defined below), AMO may be deemed to have beneficial ownership of 2,214,680 shares of IntraLase Corp. common stock if the record date were January 5, 2007. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by AMO that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value per share (“Common Stock”), of IntraLase Corp, a Delaware corporation ("IntraLase").  IntraLase’s principal executive offices are located at 9701 Jeronimo Road, Irvine, California 92618.

Item 2.	Identity and Background

(a)-(c)     This Statement is being filed by Advanced Medical Optics, Inc., a Delaware corporation (“AMO”).  The address of the principal place of business and principal office of AMO is 1700 E. St. Andrew Place, Santa Ana, California 92705.  The name, business address and present principal occupation or employment of each executive officer and director of AMO, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.

(d)           During the last five years, neither AMO nor, to AMO’s knowledge, any person named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither AMO nor, to AMO’s knowledge, any person named on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The citizenship of each executive officer and director of AMO is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration

As described in response to Item 4, the Shares (as defined below) to which this Statement relates have not been purchased by AMO, and thus no funds were used for such purpose. As an inducement for AMO to enter into the Merger Agreement described in Item 4 and in consideration thereof, each of James A. Lightman, Gilbert H. Kliman, M.D., Frank M. Fischer, Jay T. Holmes, Thomas S. Porter, Robert J. Palmisano, Shelley B. Thunen, P. Bernard Haffey, Charline Gauthier, Michael Ball, William J. Link, Ph.D., Brentwood Associates IX, L.P. and Brentwood Affiliates Fund II, L.P. (collectively the “Principal Stockholders”) entered into Voting Agreements, dated as of January 5, 2007 (the “Voting Agreements”) with AMO with respect to the Covered Shares. AMO did not pay additional consideration to the Principal Stockholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

On January 5, 2007, AMO entered into a commitment letter (the “Commitment Letter”) with UBS Loan Finance LLC (“UBS”), UBS Securities LLC (“UBSS”) , Bank of America, N.A. (“BA”), Banc of America Securities LLC (“BAS”) and Goldman Sachs Credit Partners L. P (“GSCP”). UBS, BA and GSCP (collectively, the “Initial Lenders”) commit to provide AMO, subject to the terms and conditions of the Commitment Letter, with (i) a senior secured term loan facility of $600 million and (ii) a senior secured revolving credit facility of $300 million. Loans will bear interest at either (i) the higher of the Federal Funds rate, as published by the Federal Reserve Bank of New York, plus ½ of 1% and the prime commercial lending rate of BA or (ii) LIBOR, in each case, plus a certain margin.  The Commitment Letter is filed as Exhibit 3 and is incorporated herein by reference.

Item 4.	Purpose of Transaction

As an inducement for AMO to enter into the Merger Agreement (as defined below), the Principal Stockholders entered into the Voting Agreements.  The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

On January 5, 2007, AMO, Ironman Merger Corporation, a Delaware corporation and a wholly owned subsidiary of AMO (“Merger Sub”), and IntraLase entered into an Agreement and Plan of Merger (the “Merger Agreement").  Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into IntraLase, with IntraLase continuing as the surviving corporation and becoming a wholly owned subsidiary of AMO (the “Merger”).  The Board of Directors of AMO and IntraLase approved the Merger and the Merger Agreement.

In connection with the Merger, each share of IntraLase common stock that is outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into the right to receive $25.00 in cash without interest (the “Merger Consideration”).  At the Effective Time, each outstanding option to purchase IntraLase common stock pursuant to the IntraLase stock plans, other than the 2004 Employee Plan (each, a “IntraLase Stock Option” or collectively “IntraLase Stock Options”), to the extent not already fully vested and exercisable, shall become fully vested and exercisable immediately prior to consummation of the Merger, and shall be converted into and shall become the right to receive, in full and complete satisfaction and cancellation thereof, a cash payment per IntraLase Stock Option, without interest, in an amount that shall be determined by multiplying (A) the excess, if any, of the Merger Consideration over the applicable per share exercise price of such IntraLase Stock Option, by (B) the number of shares of IntraLase common stock that are purchasable on exercise of such IntraLase Stock Option prior to the Effective Time but subsequent to any acceleration of vesting, less any mandatory tax withholdings (the “Option Payment”).  At the Effective Time, all outstanding IntraLase Stock Options (including any IntraLase Stock Option for which no payment shall be due thereunder) shall be canceled and be of no further force or effect except for the right to receive the Option Payment.

Voting Agreements

In connection with the execution of the Merger Agreement, on January 5, 2007, AMO entered into Voting Agreements with the Principal Stockholders, pursuant to which, among other things, each such Principal Stockholder has agreed to vote (or execute proxies with respect to) the shares of IntraLase common stock held by such Principal Stockholder (the “Shares”) in favor of the adoption of the Merger Agreement and the approval of the Merger as provided for in the Merger Agreement, on the terms and subject to the conditions set forth in the Voting Agreements, at every meeting of the stockholders of IntraLase at which such matters are considered and at every adjournment or postponement thereof.  Further, the Principal Stockholders agreed to vote against (i) any action, proposal, transaction, or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of IntraLase under the Merger Agreement or of such Principal Stockholder under the Voting Agreements, and (ii) any action, proposal, transaction or agreement that would reasonably be expected to compete with or would reasonably be expected to interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger.

In furtherance of the Principal Stockholders’ covenants under the Voting Agreements, each Principal Stockholder agreed, for a period beginning on the date of the Voting Agreements and continuing until the earlier to occur of the Effective Time and the termination of the Voting Agreements in accordance with its terms, to deliver to AMO upon its request an irrevocable proxy appointing AMO, and any individual designated by AMO, as the Principal Stockholder’s proxy and attorney-in-fact (with full power of substitution) authorizing the Shares to be voted in accordance with the provisions of the Voting Agreements.

Subject to the terms of the Voting Agreements, for a period beginning on the date of the Voting Agreements and continuing until the earlier of the Effective Time and the termination of the Voting Agreements in accordance with its terms, each Principal Stockholder also agreed not to transfer, or enter into any agreement with respect to a transfer of, any of the Shares or any interest therein (except for the voting agreement entered in to by Brentwood Associates IX, L.P. and Brentwood Affiliates Fund II, L.P. (together, the “Brentwood Entities”), in which the Brentwood Entities reserve the right to transfer IntraLase common stock having an aggregate value of not more than $7.5 million, or approximately 1.0 percent of the total outstanding shares of IntraLase common stock as of January 5, 2007). Each Principal Stockholder agreed not to (i) grant any proxies, options or rights of first offer or refusal with respect to any of the Shares, (ii) permit any such shares to become subject to, any new pledges, liens, preemptive rights, security interests, claims, charges or other encumbrances or arrangements or (iii) enter into any voting agreement, voting trust or other voting arrangement with respect to any of the Shares. Notwithstanding the foregoing, the Principal Stockholders may take any action described in the previous two sentences, so long as the other party to such transfer or other arrangement executes the Voting Agreement (or a joinder thereto in a form reasonably satisfactory to AMO) and agrees to be bound by its terms; provided, however, that notwithstanding such transfer or arrangement, such Principal Stockholder shall continue to be liable for any breach by such transferee of its agreements and covenants under the Voting Agreement.

The Voting Agreements terminate upon the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement pursuant to its terms, and (c) at any time upon notice by AMO to the Principal Stockholder.

The foregoing descriptions of the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the full text of such agreements.  The Form of Voting Agreement and the Merger Agreement are filed as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.

Except as set forth in this Statement, the Voting Agreements and the Merger Agreement, neither AMO nor, to AMO’s knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           Pursuant to the Voting Agreements, AMO may be deemed to have beneficial ownership of Common Stock outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreements.  Based on 28,888,487 shares of Common Stock outstanding as of December 31, 2006, as set forth in the Merger Agreement, AMO may be deemed to have beneficial ownership of 2,214,680 shares of the Common Stock if the record date were January 5, 2007.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by AMO that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  To AMO’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b)           Pursuant to the Voting Agreements, AMO may be deemed to have shared power to vote 2,214,680 shares of Common Stock held by the Principal Stockholders.

The information required by Item 2 relating to the Principal Stockholders is set forth on Schedule B and is incorporated herein by reference.

(c)           Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither AMO nor, to AMO’s knowledge, any person named on Schedule A has effected any transaction in IntraLase Common Stock during the past 60 days.

(d)           Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither AMO nor, to AMO’s knowledge, any person named on Schedule A has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, to AMO’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to any securities of IntraLase, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of IntraLase.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Exhibit Name

1.	Form of Voting Agreement by and between AMO and the Principal Stockholders.

2.

Agreement and Plan of Merger, dated as of January 5, 2007, by and among AMO, Ironman Merger Corporation and IntraLase (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by AMO on January 10, 2007).

3.	Bank Facilities Commitment Letter (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of AMO filed on January 10, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2007

ADVANCED MEDICAL OPTICS, INC.

	By:	/s/ Aimee S. Weisner
	Name:	Aimee S. Weisner
	Title:	Corporate Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1.	Form of Voting Agreement by and between AMO and the Principal Stockholders.

2.

Agreement and Plan of Merger, dated as of January 5, 2007, by and among AMO, Ironman Merger Corporation and IntraLase (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by AMO on January 10, 2007).

3.	Bank Facilities Commitment Letter (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by AMO on January 10, 2007).

SCHEDULE A

Set forth below is a list of the directors and executive officers of AMO, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person.  To AMO’s knowledge, all directors and officers listed below are citizens of the United States, except for Dr. Heidrich, who is a German citizen.  Unless otherwise indicated below, the business address of each person is c/o Advanced Medical Optics, Inc., 1700 E. St. Andrew Place, Santa Ana, California 92705.

Name	Present Principal Occupation and Business Address of such Organization

Sheree L. Aronson	Corporate Vice President, Corporate Communications, Investor Relations and Market Research of AMO.

Leonard R. Borrmann	Corporate Vice President, Research and Development of AMO.

Christopher G. Chavez	AMO Board member; President and Chief Executive Officer of Advanced Neuromodulation Systems (ANS), a division of St. Jude Medical, Inc. ANS’s address is 6901 Preston Road, Plano, Texas 75024.

Elizabeth H. Dávila	AMO Board member; retired executive, formerly Chairman of the Board and Chief Executive Officer of VISX, Incorporated.

Robert F. Gallagher	Senior Vice President, Chief Accounting Officer and Controller of AMO.

William R. Grant	AMO Board member; Founder of Galen Associates, Inc. Galen Associates’ address is 680 Washington Blvd., 11th Floor, Stamford, CT 60901.

Holger Heidrich, Ph.D.	Corporate Vice President and President, E/A/M Refractive Vision Correction of AMO.

William J. Link, Ph.D.	AMO Board member; Managing Director and a co-founder of Versant Ventures. Versant Ventures’ address is 450 Newport Center Drive, Suite 600, Newport Beach, CA 92660.

James V. Mazzo	AMO Board member; Chairman, President and Chief Executive Officer of AMO.

Richard A. Meier	Executive Vice President, President, Eye Care Business and Operations, and Chief Financial Officer of AMO.

Francine D. Meza	Corporate Vice President, Human Resources of AMO.

Michael A. Mussallem	AMO Board member; Chairman of the Board and CEO of Edwards Lifesciences Corporation. Edwards Lifesciences’ address is One Edwards Way, Irvine, CA 92614.

Deborah J. Neff	AMO Board member; President and CEO of Pathwork Diagnostics Inc. Pathwork Diagnostics’ address is 1196 Borregas Ave., Suite 200, Sunnyvale, CA 94089.

Douglas H. Post	Corporate Vice President and President, Corneal Refractive Surgery Group of AMO.

Jane E. Rady	Corporate Vice President, Strategic and Corporate Development.

James O. Rollans	AMO Board member; retired executive, formerly Group Executive of Investor Relations and Corporate Communications of Fluor Corporation.

C. Russell Trenary III	Corporate Vice President and President, Cataract Refractive Surgery Group of AMO.

Aimee S. Weisner	Corporate Vice President, General Counsel and Secretary of AMO

SCHEDULE B

Certain Information Regarding the Principal Stockholders

Set forth below is a list of the Principal Stockholders, and the present principal occupation or employment of each person and the name of any corporation or other organization in which such employment is conducted.  To AMO’s knowledge, all Principal Stockholders listed below are citizens of the United States.  The business address of each person is c/o IntraLase Corp., 9701 Jeronimo Road, Irvine, California 92618.

Name	Present Principal Occupation or Employment

James A. Lightman	Senior Vice President and General Counsel of IntraLase

Gilbert H. Kliman, M.D.	Director of IntraLase; Managing Director of InterWest Partners

Frank M. Fischer	Director of IntraLase; President and Chief Executive Officer and a director of NeuroPace, Inc.

Jay T. Holmes	Director of IntraLase; attorney and business consultant

Thomas S. Porter	Director of IntraLase; Partner Emeritus of Trillium Ventures

Robert J. Palmisano	President, Chief Executive Officer and Director of IntraLase

Shelley B. Thunen	Executive Vice President and Chief Financial Officer of IntraLase

P. Bernard Haffey	Executive Vice President and Chief Commercial Officer of IntraLase

Charline Gauthier	Executive Vice President and Chief Operating Officer of IntraLase

Michael Ball	Director of IntraLase; President of Allergan, Inc.

William J. Link, Ph.D.	Chairman of the Board of IntraLase; Managing director and a co-founder of Versant Ventures

Brentwood Associates IX, L.P. and Brentwood Affiliates Fund II, L.P.	Stockholder of IntraLase